Mail Stop 6010

June 3, 2008

Dr. Liu Zhong Yi
Chief Executive Officer
Lotus Pharmaceuticals, Inc.
16 Cheng Zhuang Road
Feng Tai District
Beijing 100071 China

> **Re: Lotus Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 13, 2008**
> **File No. 333-150879**

Dear Dr. Liu Zhong Yi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have outstanding comments on your Form 10-QSB for the quarter ended September 30, 2007. All comments will need to be fully resolved before we act on a request for acceleration of the effectiveness of the registration statement.

2. We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in an amended Form S-1. If Adam Wasserman, your Chief Financial Officer, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form S-1.

3. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Security Holders" section of the prospectus.

About the Offering, page 4

4. We note that you are registering the sale of up to 8,620,671 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the total amount of shares being sold by the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

    If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

    *   The number of selling shareholders and the percentage of the overall offering made by each shareholder;
    *   The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;
    *   The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;
    *   Any relationships among the selling shareholders;
    *   The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;
    *   The discount at which the shareholders will purchase the common stock underlying the preferred stock and warrants (or any related security, such as a warrant or option) upon conversion or exercise; and
    *   Whether or not any of the selling shareholders is in the business of buying and selling securities.

5. It appears that you have provided inconsistent prices of your common stock on the date you entered into the securities purchase agreement. Please review your disclosures on pages 5 and 6 to confirm whether the price was $0.80, $0.81 or $1.00.

Possible Profit to Series A Convertible Redeemable Preferred Stock, page 6

6. We note your disclosure on page 57 that the Series A stock pays an 8% dividend annually in additional shares of Series A stock. Please revise your disclosure to disclose the terms of this dividend and quantify the value of the first year of this dividend based on the current market price of your stock. Please revise your disclosure in the table "Comparison of Net Proceeds to Us and Total Possible Profit to Selling Security Holders" for this change.

Possible Profit to the Warrant Holders, page 6

7. We note your disclosure on page 58 that the initial exercise price of the common stock warrants was $1.50 per share and that the exercise price was reduced to $1.20 per share for this financing. Please revise your disclosure to disclose this price reduction or please explain the inconsistency. Please revise your disclosure in the table "Comparison of Net Proceeds to Us and Total Possible Profit to Selling Security Holders" for this change.

Prior Securities Transactions with the Selling Security Holders, page 6

8. We note your disclosure on page 7 that 2,750,000 shares have been registered for resale and sold in prior transactions by the selling security holders and/or affiliates of the selling security holders. Please expand your disclose in this section to provide date and terms of this transaction, including the market price per share.

9. Please provide us, with a view toward disclosure in the prospectus, with:

   - a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the preferred stock and warrants; and
   - copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship

regarding the transaction (or any predecessors of those persons) in connection with the sale of the preferred stock and warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Relationship of Outstanding Shares Before and After Sale, page 7

10. We note that your calculation of the total outstanding shares, other than shares held by affiliates and selling shareholders differs to a large extent from the share numbers provided in your beneficial ownership table on page 56 of your prospectus, explain the reason for these differences.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    Please contact Jennifer Riegel at (202) 551-3575, Suzanne Hayes, Branch Chief, at (202) 551-3675 or me at (202) 551-3715 with any questions.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director

cc: James M. Schneider, Esq.
        Schneider Weinberger & Beilly LLP
        2200 Corporate Boulevard N.W.
        Suite 210
        Boca Raton, Florida 33431